LETTER TO THE EDITOR

     The letter from Mr. David E. Levow (August 10, 2000 "Charges ad is misleading") merits some clarification for your readers and for Mr. Levow. His letter to the editor noted his exception to the use of the pro forma book value per share, presented in recent advertisements promoting the proposed merger of Hudson River Bancorp, Inc. ("Hudson") and Cohoes Bancorp, Inc. ("Cohoes"), as a viable comparative ratio.

     The use of book value per share is a commonly accepted ratio when comparing the relative worth of companies. It is inclusive of both the total dollar amount of shareholder equity and the number of outstanding shares at any point in time. The resulting ratio is consistently used by market analysts, investment bankers and by management to evaluate the value to shareholders and the performance of the company's stock in the market compared to other publicly traded institutions. In fact, Mr. Levow had noted in his letter the most recent price to book value ratios of Hudson, Cohoes and TrustCo indicating that he does, in fact, recognize the importance of the ratio in comparing the values of the companies. He indicates that both Hudson and Cohoes are trading at levels below its current book value while TrustCo is trading at a significantly higher multiple. This would provide evidence to conclude that shareholders of the combined Hudson/Cohoes merger would have a much greater upside potential in appreciation of the stock value since TrustCo is so significantly overvalued.

     Management of both Hudson and Cohoes fully understand the significance of all financial measures of performance and all of the relevant measures have been taken into consideration in proposing to combine the two organizations. Our recent advertisements promoting the Hudson/Cohoes merger represent our efforts to inform our shareholders, not misinform them, of the potential of our combination. We believe that the combination of Hudson and Cohoes represents a golden opportunity to not only become a leader amongst local financial institutions but more importantly to enhance our shareholders value (measured by earnings per share, price to book value or book value per share).

Carl A. Florio, CPA
President & CEO
Hudson River Bancorp, Inc.